

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2025

Piyush Phadke
Chief Financial Officer
reAlpha Tech Corp.
6515 Longshore Loop
Suite 100
Dublin, OH 43017

> **Re: reAlpha Tech Corp.**
> **Form 10-K for Fiscal Year Ending December 31, 2024**
> **Filed April 2, 2025**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ending December 31, 2024**
> **Filed May 13, 2025**
> **File No. 001-41839**

Dear Piyush Phadke:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction